4801 MAIN STREET SUITE 1000 KANSAS CITY, MO 64112
P.O. BOX 219777 KANSAS CITY, MO 64121-6777
TEL: (816) 983-8000 FAX: (816) 983-8080
WEBSITE: www.blackwellsanders.com

June 19, 2006

United States Securities and Exchange Commission
Attn: Ms. Celeste M. Murphy
Special Counsel
Office of Mergers & Acquisitions
450 Fifth Street, NW
Washington, D.C. 20549

Re:  Central Freight Lines, Inc.
  Preliminary Proxy Statement on Schedule 14A and
Schedule 13E-3, each filed on April 17, 2006
File No. 000-50485

Dear Ms. Murphy:

We have set forth below the responses of Central Freight Lines, Inc. (“Central” or the “Company”) to the comments contained in the comment letter from the staff of the Securities and Exchange Commission (the “Staff”), dated May 16, 2006. To the extent that any response relates to information concerning entities other than the Company, such response is included in this letter based on information provided to the Company and us by such other entities or their respective representatives. The Company is concurrently filing via EDGAR Amendment No. 1 to Schedule 13E-3 (the “13E-3/A”) and Amendment No. 1 to Schedule 14A (the “Proxy Statement” and together with the 13E-3/A, the “Amendments”). The Amendments reflect the Company’s responses to the Staff’s comments as well as certain updating information and conforming changes resulting therefrom. To expedite your review, we are also sending you marked copies of the Amendments, marked to show changes from the filings on April 17, 2006.

Each of the parties to the 13E-3/A acknowledges that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Amendments, and that they may not assert the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

For ease of reference, we reproduce below the relevant comments, and include under each comment the Company’s response.

KANSAS CITY, MISSOURI • ST. LOUIS, MISSOURI • OVERLAND PARK, KANSAS • OMAHA, NEBRASKA
SPRINGFIELD, MISSOURI • BELLEVILLE, ILLINOIS • WASHINGTON, D.C. • LONDON, UNITED KINGDOM
AFFILIATES: LEEDS • MANCHESTER
MEMBER OF THE WORLD SERVICES GROUP

Ms. Celeste M. Murphy
June 19, 2006

1.	PLEASE ADD DISCLOSURE, OR CROSS-REFERENCES TO DISCLOSURE, REGARDING THE PURPOSE OF THE TRANSACTION, AS REQUIRED BY ITEM 6(A) OF SCHEDULE 13E-3.

We note your Comment No. 1. The Company is required by Item 6 of Schedule 13E-3 to furnish the information regarding the use of the securities acquired and any plans, proposals or negotiations pursuant to Item 1006(b) and (c)(1) through (c)(8) of Regulation M-A, respectively, not information regarding the purposes of the transaction pursuant to Item 1006(a). We direct your attention to Item 7 of the 13E-3/A where we discuss the purposes of the Rule 13E-3 transaction pursuant to Item 1013(a) of Regulation M-A.

2.	REVISE THE FIRST PAGE OF THE PROXY STATEMENT AND THE FORM OF PROXY TO CLEARLY MARK THEM AS “PRELIMINARY COPIES.” REFER TO RULE 14A-6(E)(1).

The Company has revised the Proxy Statement and the Form of Proxy in response to the Staff’s comment.

3.	IF ANY CHANGE OF CONTROL OR SEVERANCE PROVISIONS WOULD BE TRIGGERED BY THE MERGER, PLEASE DESCRIBE WHAT BENEFITS WOULD ACCRUE.

The Company supplementally advises the Staff that no such provisions exist that would be triggered by the merger, other than employee and director option agreements. The treatment of options is described in the Proxy Statement, for example on page 40. With respect to severance provisions generally, the Company notes that the Proxy Statement describes provisions applicable to the named executive officers under the heading "Employment Agreements" on page 67.

4.	ON A SUPPLEMENTAL BASIS, PLEASE CONFIRM THAT YOUR PROXY STATEMENT WILL BE PROVIDED TO YOUR SHAREHOLDERS AT LEAST 20 BUSINESS DAYS PRIOR TO THE MEETING DATE.

The Company supplementally advises the Staff that the Proxy Statement will be provided to our shareholders at least 20 days prior to the meeting date.

5.	AT FIRST MENTION OF NATL, PLEASE DISCLOSE THAT NATL IS A COMPANY FORMED BY MR. MOYES IN CONNECTION WITH THE MERGER. STATE THAT NO ONE OTHER THAN MR. MOYES IS A MEMBER OR HAS ANY INTEREST IN NATL.

Ms. Celeste M. Murphy
June 19, 2006

The Company has revised the Proxy Statement in response to the Staff’s comment.

6.	PLEASE PROVIDE A COMPLETE DESCRIPTION OF THE STRUCTURE OF THE TRANSACTION, SIMILAR TO THE DISCLOSURE PROVIDED IN THE INTRODUCTION TO SCHEDULE 13E-3.

The Company has revised page 1 of the Proxy Statement in response to the Staff’s comment.

7.
REVISE YOUR STATEMENT THAT THE SUMMARY TERM SHEET HIGHLIGHTS SELECTED INFORMATION FROM THIS DOCUMENT. INSTEAD, REVISE YOUR DISCLOSURE TO STATE THAT YOU ARE DISCUSSING THE MOST MATERIAL TERMS OF THE OFFER IN THIS SECTION. PLEASE SEE ITEM 1 OF SCHEDULE 13E-3 AND ITEM 1001 OF REGULATION M-A.

The Company has revised page 1 of the Proxy Statement in response to the Staff’s comment.

8.
PLEASE ADD A SECTION TO YOUR SUMMARY TERM SHEET REGARDING “ALL STOCKHOLDER LITIGATION BROUGHT AGAINST CENTRAL” AS DESCRIBED IN YOUR CONDITIONS TO COMPLETION TO THE MERGER ON PAGE FOUR. INCLUDED IN THIS DISCLOSURE SHOULD BE THE AGGREGATE AMOUNT WITHIN WHICH THE LIMITS SET FORTH IN CENTRAL’S APPLICABLE INSURANCE POLICIES.

The Company has revised page 6 of the Proxy Statement in response to the Staff’s comment.

9.
PLEASE STATE THE PERCENTAGE HOLDING BY “JERRY MOYES, THROUGH NATL” AND DESCRIBE THE HOLDING AS “THROUGH NATL.” YOU SHOULD CLARIFY THIS RELATIONSHIP THROUGHOUT YOUR DISCLOSURE, INCLUDING, BUT NOT LIMITED TO YOUR CONFLICTS OF INTEREST SECTION ON PAGE TWO. STATE THE RANGE OF INVESTMENT IN DOLLAR AMOUNT AND PERCENTAGE EQUITY HOLDING, ROBERT V. FASSO WILL RECEIVE THE RIGHT TO INVEST IN THE SURVIVING CORPORATION.

The Company has revised the Proxy Statement throughout as requested, including pages 1, 3 and 4.

10.	DESCRIBE THE EFFECTS OF THE RULE 13E-3 TRANSACTION ON THE AFFILIATES, INCLUDING THE EQUITY AND VOTING INTERESTS IN THE

Ms. Celeste M. Murphy
June 19, 2006

CONTINUING COMPANY TO BE HELD BY ALL MEMBERS OF MANAGEMENT WHO WILL MAKE EQUITY INVESTMENTS IN THE COMPANY. BECAUSE THIS STATEMENT IS “FILED BY AFFILIATES OF THE SUBJECT COMPANY, THE DESCRIPTION REQUIRED BY ITEM 1013(D) OF REGULATION M MUST INCLUDE, BUT NOT BE LIMITED TO, THE EFFECT OF THE RULE 13E-3 TRANSACTION ON THE AFFILIATE’S INTEREST IN THE NET BOOK VALUE AND NET EARNINGS OF THE SUBJECT COMPANY IN BOTH DOLLAR AMOUNTS AND PERCENTAGES.

The Company has revised pages 1 of the Proxy Statement in response to the Staff’s comment.

11.
WE NOTE, FROM NOTE 10 TO THE FINANCIAL STATEMENTS IN THE FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005, THAT YOU HAVE $56,001 OF FEDERAL NET OPERATING LOSS CARRYFORWARDS AVAILABLE TO REDUCE FUTURE TAXABLE INCOME. FURTHER, WE NOTE THE AMOUNTS AND DATES EXPIRING IF NOT UTILIZED. STATE THE AMOUNT OF STATE NET OPERATING LOSS CARRYFORWARDS AND THE EXPIRATION DATES OF SUCH RESERVES. WE NOTE YOUR DISCLOSURE ON PAGE 28 OF THE FORM 10-K. PLEASE DISCLOSE WHETHER THE SURVIVING COMPANY WILL BE ABLE TO UTILIZE THAT NET OPERATING LOSS CARRYFORWARD AND CREDIT CARRYFORWARD. SEE INSTRUCTION 2 TO ITEM 1013 OF REGULATION M-A.

The Company has revised pages 2 and 37 of the Proxy Statement in response to the Staff’s comment.

12.
ITEM 1014(A) OF REGULATION M-A REQUIRES A FILING PERSON ON THE SCHEDULE L3E TO STATE A BELIEF AS TO THE FAIRNESS OF “THE RULE 13E TRANSACTION” TO “UNAFFILIATED SECURITY HOLDERS.” YOUR DISCLOSURE THROUGHOUT YOUR DOCUMENT STATES THAT THE FILING PERSONS DETERMINED THAT THE MERGER IS FAIR TO PUBLIC STOCKHOLDERS, WHICH ARE DIFFERENT CONCEPTS. PLEASE REVISE THROUGHOUT THE DISCLOSURE MATERIALS, TO PROVIDE THE FAIRNESS FINDING REGARDING THE RULE 13E-3 TRANSACTION AS TO THE UNAFFILIATED SECURITY HOLDERS, AS REQUIRED BY ITEM 1014(A). WE NOTE YOUR DEFINITION OF “PUBLIC STOCKHOLDERS” AS CENTRAL FREIGHT SECURITY HOLDERS WHO ARE NOT AFFILIATED CONTINUING INVESTORS (EXCLUDING MR. FASSO AND THE CHILDREN’S TRUST) ARE COLLECTIVELY REFERRED TO IN THE PROXY STATEMENT. PLEASE MAKE THE SAME CHANGES TO YOUR SECTION REGARDING THE POSITION OF

Ms. Celeste M. Murphy
June 19, 2006

NATL, GREEN, MR. FASO AND THE AFFILIATED CONTINUING INVESTORS REGARDING THE MERGER ON PAGE TWO AND ELSEWHERE THROUGH THE DOCUMENT.

The Company has revised the Proxy Statement throughout as requested, including pages 2-4, 22-30 and 34-35.

13.
WE NOTE THAT IN MAKING ITS FAIRNESS DETERMINATION, THE BOARD CONSIDERED THE OPINION PROVIDED BY MORGAN KEEGAN THAT THE CONSIDERATION TO BE PAID PURSUANT TO THE MERGER AGREEMENT WAS FAIR FROM A FINANCIAL POINT OF VIEW TO THE “PUBLIC STOCKHOLDERS.” CLARIFY WHETHER THE FAIRNESS FINDING OF MORGAN KEEGAN ADDRESSED THE FAIRNESS OF THE PRICE OF THE RULE 13E-3 TRANSACTION TO UNAFFILIATED SECURITY HOLDERS. SEE ITEM 1014(A) OF REGULATION S-K. IF NOT, EXPLAIN HERE AND WHERE APPROPRIATE IN THE DISCLOSURE DOCUMENT, HOW THE BOARD ANALYZED THE FAIRNESS FINDING OF MORGAN KEEGAN, ADDRESSED TO “PUBLIC STOCKHOLDERS” TO ARRIVE AT A FINDING OF FAIRNESS AS TO THE UNAFFILIATED SECURITY HOLDERS AS A DISTINCT AND SEPARATE GROUP.

The Company has revised pages 2-3 and 29-30 of the Proxy Statement in response to the Staff’s comment.

14.
PLEASE ADD THE DATE AND PRICE OF THE COMPANY’S INITIAL PUBLIC OFFERING TO PROVIDE CONTEXT FOR THE CONCLUSIONS OF THE SPECIAL COMMITTEE AND BOARD’S CONSIDERATION OF THE CURRENT OFFER OF $2.25 PER SHARE AS A POTENTIALLY NEGATIVE FACTOR. REVISE THIS DISCLOSURE THROUGHOUT THE DOCUMENT, INCLUDING, BUT NOT LIMITED TO YOUR DISCUSSION OF NEGATIVE FACTORS ON PAGE 22.

The Company has revised pages 3, 15, 26-27 and 30 of the Proxy Statement in response to the Staff’s comment.

15.	DESCRIBE THE NATURE OF THE ACQUISITION OF CONTROL OF CENTRAL BY MR. MOYES THROUGH PERCENTAGE HOLDINGS. FURTHER, STATE THE AFFILIATED CONTINUING INVESTORS’ HOLDINGS POST-TRANSACTION.

The Company has revised page 2 of the Proxy Statement in response to the Staff’s comment.

Ms. Celeste M. Murphy
June 19, 2006

16.	PLEASE DESCRIBE THESE AGREEMENTS AND THE BENEFITS THEY PROVIDE TO THE AFFILIATES IN REASONABLY DETAILED SUMMARY FORM, HERE AND AT PAGE 30 IN MORE DETAIL.

We note your Comment No. 16. The terms of the Subscription Agreement and the Stockholders’ Agreement have not been fully negotiated. We will disclose the terms of these agreements once the terms have been agreed upon.

17.	PLEASE REVISE THIS SECTION TO DISCLOSE SPECIFICALLY WHAT VOTE IS NEEDED AFTER TAKING INTO ACCOUNT THE HOLDERS THAT HAVE EXPRESSED THEIR INTENT TO VOTE IN FAVOR OF THE MERGER.

The Company has revised pages 4-5 of the Proxy Statement in response to the Staff’s comment.

18.
PLEASE STATE WHETHER OR NOT THE TRANSACTION IS STRUCTURED SO THAT APPROVAL OF AT LEAST A MAJORITY OF UNAFFILIATED SECURITY HOLDERS IS REQUIRED. SEE ITEM 1014(C) OF REGULATION M-A. WE NOTE YOUR STATEMENT THAT THE VOTE MUST BE APPROVED BY A MAJORITY OF THE OUTSTANDING SHARES OF CENTRAL COMMON STOCK BENEFICIALLY OWNED BY HOLDERS OTHER THAN THE AFFILIATED CONTINUING INVESTORS, MR. FASSO AND THE CHILDREN’S TRUST (THE “PUBLIC STOCKHOLDER VOTE”).

The Company has revised pages 4-5 of the Proxy Statement in response to the Staff’s comment.

19.
PLEASE DISCLOSE THE NATURE OF THE FINANCING ARRANGEMENT REQUIRED TO FUND THE MERGER. IN THIS RESPECT, WE NOTE THAT YOUR CURRENT DISCLOSURE STATES THAT “MR. MOYES EXPECTS TO CLOSE A TRANSACTION ON OR BEFORE APRIL 30, 2006, THE PROCEEDS OF WHICH WILL BE USED, IN PART, TO FUND THE MERGER.” UNDER THE CONDITIONS TO COMPLETION OF THE MERGER SECTION, ON THE SAME PAGE, ONE OF THE LISTED CONDITIONS TO THE COMPLETION IS THAT “NATL MUST HAVE OBTAINED FINANCING IN AN AMOUNT SUFFICIENT TO PAY THE MERGER CONSIDERATION AND ALL FEES AND EXPENSES RELATED TO THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT.”

The Company has revised pages 5 and 39 of the Proxy Statement in response to the Staff’s comment.

Ms. Celeste M. Murphy
June 19, 2006

20.	PLEASE DISCLOSE IN THIS SECTION THE CONSIDERATION PAYABLE TO OPTION HOLDERS IN CONNECTION WITH THE MERGER AND THE APPROXIMATE AMOUNT OF THE TOTAL CONSIDERATION TO BE PAID.

The Company has revised page 6 of the Proxy Statement in response to the Staff’s comment.

21.	PLEASE TELL US WHETHER ADDITIONAL OPTIONS MAY BE GRANTED PRIOR TO THE RECORD DATE.

The Company has advised us that no additional options are expected to be granted prior to the consummation of the Merger.

22.
YOU STATE IN THE THIRD SENTENCE THAT UNLESS OTHERWISE SPECIFIED PROXIES WILL BE VOTED IN FAVOR OF THE PROPOSALS. THIS STATEMENT CONTRADICTS YOUR DISCLOSURE IN THE COVER LETTER TO STOCKHOLDERS INDICATING THAT NON-VOTES WILL BE TREATED AS VOTES AGAINST THE MERGER. PLEASE REVISE ACCORDINGLY OR ADVISE.

There are certain “routine” matters brought for stockholder vote at annual and special meetings that, under the rules of the New York Stock Exchange (the “NYSE”), brokerage firms that are the record holders of stock for their customers (i.e., the beneficial owners) are permitted to vote, even in the absence of instructions from the beneficial owners. There are other “non-routine” matters such as approval of the Merger Agreement that, under the NYSE’s rules, brokerage firms are not permitted to vote in the absence of instructions from their customers/beneficial owners. The brokerage firms’ inability to vote the shares of which they are record owners because they have not received direction from the beneficial owners are referred to as “broker non-votes.” Proxies that are executed by the record holder, but to which no instruction on how to vote is given, will be voted by the proxy holders in favor of the Merger.

Central does not believe that the language in the third sentence of General Information, which refers to how proxies signed by the record owners will be voted, contradicts disclosure in the cover letter to stockholders indicating that broker non-votes will be counted as votes against the Merger Agreement.

The language in both sections of the Proxy Statement cited by the Staff in Comment 22 is standard disclosure found in virtually all proxy statements and is an accurate representation of how votes will be counted. Central has clarified that broker non-votes apply only to the vote on the Merger Agreement.

Ms. Celeste M. Murphy
June 19, 2006

23.	PLEASE DISCLOSE THE POSSIBILITY THAT OTHER MATTERS MAY PROPERLY COME BEFORE THE BOARD DURING THE MEETING.

The Company has revised page 14 of the Proxy Statement in response to the Staff’s comment. The Company supplementally advises the Staff that, at an appropriate time, it intends to disseminate information regarding the submission of stockholder proposals through the filing of a Form 8-K. Such information will specify a deadline for submission of such proposals that is a reasonable time before the Company begins to print and mail its proxy materials, in accordance with Rule 14a-8. See also the third paragraph under “Stockholder Proposals” on page 76.

24.	WE NOTE YOU REFER TO YOUR CURRENT FILINGS WITH THE SEC. PLEASE PROPERLY INCORPORATE SPECIFIC FILINGS YOU WISH TO REFERENCE.

The Company has revised page 14 of the Proxy Statement in response to the Staff’s comment.

25.
IN THE SECTIONS THAT DESCRIBE NATL AND GREEN ACQUISITION COMPANY, PLEASE SPECIFICALLY STATE, IF TRUE, THAT FOR EACH COMPANY MR. MOYES SERVES AS SOLE DIRECTOR AND EXECUTIVE OFFICER, AND CHAIRMAN AND CHIEF EXECUTIVE OFFICER.

The Company has revised page 15 of the Proxy Statement in response to the Staff’s comment.

26.
WE NOTE YOUR DISCLOSURE IN THE INTRODUCTORY PARAGRAPH OF THIS SECTION. PLEASE DESCRIBE IN GREATER DETAIL THE PIPE TRANSACTION AND GOING PRIVATE TRANSACTION THAT WERE DISCUSSED BETWEEN FEBRUARY AND MAY 2005. IN ADDITION, PLEASE DISCLOSE THE REASONS FOR NOT PURSUING THESE ALTERNATIVES AT THAT TIME.

The Company has revised page 16 of the Proxy Statement in response to the Staff’s comment.

27.
WE NOTE THE THIRD BULLET IN THIS SECTION. PLEASE DISCLOSE THE EXPENSES INCURRED AS A RESULT OF YOUR PUBLIC REPORTING OBLIGATIONS IN THE PRIOR TWO YEARS. FOR GUIDANCE, REFER TO INSTRUCTION 2 TO ITEM 1013 OF REGULATION M-A, WHICH REQUIRES YOU TO QUANTIFY THE BENEFITS AND DETRIMENTS OF THE RULE 13E-3 TRANSACTION TO THE EXTENT PRACTICABLE.

Ms. Celeste M. Murphy
June 19, 2006

The Company has revised page 16 of the Proxy Statement in response to the Staff’s comment.

The Company supplementally advises the Staff that the public company expenses consisted of the following:

	2004	2005
Estimated accounting and tax fees	$254,036	$991,442
Estimated legal fees	235,195	172,747
Internal controls and related consulting fees	1,189,239	1,779,374
Estimated Board and annual meeting expenses	100,000	158,000
Estimated internal labor costs related to reporting and internal controls	150,000	150,000
Total	$1,928,470	$3,251,563

28.
WE NOTE THAT MANAGEMENT BROUGHT THE IDEA OF A GOING PRIVATE TRANSACTION TO MR. MOYES. DESCRIBE IN MORE DETAIL THE COMPANY CONTROLLED BY MR. MOYES THAT OWNS MANY OF CENTRAL’S KEY TERMINALS. PLEASE NAME THE COMPANY AND DESCRIBE THE AMOUNT OF BUSINESS, IN PERCENTAGE AND DOLLAR EARNINGS THAT GOES THROUGH THESE “KEY TERMINALS.” DISCLOSE IF THERE ARE ANY OTHER FACTORS THAT MAKE THESE TERMINALS “KEY” IN MANAGEMENT’S OPINION AND THE NATURE OF THE LEASE AGREEMENTS NOTED ON PAGE 19.

The Company has revised page 17 of the Proxy Statement in response to the Staff’s comment.

29.	YOU REFERENCE YOUR POOR FINANCIAL CONDITION. PLEASE QUANTIFY AND OTHERWISE MORE FULLY DESCRIBE THIS FINANCIAL CONDITION.

The Company has revised page 17 of the Proxy Statement in response to the Staff’s comment.

30.
EXPLAIN WHY MR. FASSO, IN THE CONTEXT OF REVIEWING THE COMPANY’S FINANCIAL POSITION, REVIEWED THE LIKELIHOOD THAT THE COMPANY’S AUDITORS WOULD NEED TO CONDUCT A “GOING CONCERN ANALYSIS” AND WHAT THAT WOULD MEAN FOR THE COMPANY. DISCLOSE IN DETAIL THE FACTORS THAT MR. FASSO AND THE BOARD, RESPECTIVELY, FOUND MOST RELEVANT. STATE SPECIFICALLY WHAT

Ms. Celeste M. Murphy
June 19, 2006

ABOUT “THE COMPANY’S POOR OPERATING PERFORMANCE AND DETERIORATING FINANCIAL POSITION” CONVINCED THE BOARD TO “ENTERTAIN A PROPOSAL FOR THE ACQUISITION OF THE COMPANY.”

The Company has revised pages 17-18 of the Proxy Statement in response to the Staff’s comment. With respect to the final sentence of the Staff's comment, the Company supplementally notes that the Board did not make any final determinations at the September 6, 2006 meeting with respect to entertaining acquisition proposals. Instead, the Board's action was limited to establishing the Special Committee framework that was deemed necessary to consider such proposals and other strategic alternatives.

31.
WE NOTE YOUR STATEMENT THAT THE BOARD HELD A SPECIAL MEETING ON SEPTEMBER 6, 2005 VIA TELEPHONE AT WHICH, AMONG OTHER THINGS, MR. FASSO ADVISED THE BOARD OF THE DISCUSSIONS WITH THE FINANCIAL BUYER AND MR. MOYES. YOUR EARLIER DISCLOSURE ON THE PREVIOUS PAGE STATES THAT BETWEEN FEBRUARY AND MAY 2005, MANAGEMENT HELD PERIODIC AND PRELIMINARY DISCUSSIONS WITH A FINANCIAL FIRM REGARDING A PROPOSED PRIVATE INVESTMENT IN PUBLIC EQUITIES, OR “PIPE” TRANSACTION, WHICH DISCUSSIONS CONCLUDED SHORTLY THEREAFTER AND THAT THE SAME FIRM EXPRESSED GENERAL INTEREST IN A GOING PRIVATE TRANSACTION. PLEASE CONFIRM THAT SEPTEMBER 6, 2006 WAS THE FIRST TIME THE BOARD WAS ADVISED OF THESE DISCUSSIONS.

The Company has revised page 18 of the Proxy Statement in response to the Staff’s comment.

32.	PLEASE STATE THE NATURE OF THE BOARD ADVISEMENT OF THE DISCUSSION WITH THE FINANCIAL BUYER AND MR. MOYES BY MR. FASSO.

The Company has revised page 18 of the Proxy Statement in response to the Staff’s comment.

33.
PLEASE EXPAND YOUR DISCLOSURE OF THE DETAILS OF THE STEPS TAKEN BY THE SPECIAL COMMITTEE, INCLUDING INSTRUCTIONS TO ITS ADVISORS REGARDING NEGOTIATIONS AT THE OCTOBER 19, 2005 MEETING AMONG MR. CARRUTH AND REPRESENTATIVES FROM MORGAN KEEGAN AND BLACKWELL AND MR. SHUMWAY AND REPRESENTATIVES FROM LEGG MASON AND SKADDEN. YOU STATE THAT AT THE CONCLUSION OF THE NEGOTIATIONS MR. SHUMWAY INDICATED THAT NATL WOULD BE WILLING TO PURSUE AN ACQUISITION OF THE COMPANY IN A

Ms. Celeste M. Murphy
June 19, 2006

TRANSACTION OFFERING $2.25 PER SHARE FOR CENTRAL. WE NOTE YOUR DISCLOSURE ON PAGE 21 THAT THE SPECIAL COMMITTEE “ACTIVELY PROVIDED INSTRUCTIONS TO ITS LEGAL AND FINANCIAL ADVISORS REGARDING THE NEGOTIATION OF THE TERMS OF THE MERGER AGREEMENT, INCLUDING WITH RESPECT TO NEGOTIATING THE AMOUNT OF MERGER CONSIDERATION.” PLEASE DISCLOSE THESE AND ANY OTHER DIRECTIVES.

The Company has revised pages 19-20 and 29 of the Proxy Statement in response to the Staff’s comment. With respect to the meeting on October 19, 2005, we do not believe any instructions by the Special Committee to its advisors were material to investors because Mr. Carruth, a member of the Special Committee, was present at that meeting during negotiations, and he negotiated on behalf of the Company.

34.	WE NOTE THAT THE SPECIAL COMMITTEE CONSISTED OF MR. HALL AND MR. CARRUTH. PLEASE EXPRESSLY STATE IN THIS SECTION THAT BOTH DIRECTORS ARE INDEPENDENT.

The Company has revised page 18 of the Proxy Statement in response to the Staff’s comment.

35.
WE NOTE, AS AN EXAMPLE, YOUR STATEMENT THAT ON NOVEMBER 30, 2005 YOUR SPECIAL COMMITTEE “MET TO REVIEW THE MERGER AGREEMENT.” REVISE TO DISCUSS IN MORE DETAIL THE MEETINGS HELD, THE MATERIAL ITEMS DISCUSSED AT SUCH MEETINGS AND THE PERSONS PRESENT. A MERE IDENTIFICATION OF ISSUES ADDRESSED, OR A VAGUE REFERENCE TO VARIOUS DESCRIPTIONS, IS NOT A SUBSTITUTE FOR A DESCRIPTION OF THE ISSUES ADDRESSED AND THE POSITIONS TAKEN BY THE INVOLVED PARTIES.

The Company has revised pages 19 and 30 of the Proxy Statement in response to the Staff’s comment.

36.
DISCLOSE THE NATURE OF THE DISCUSSIONS OF THE TREATMENT OF OPTIONS AND MANAGEMENT EQUITY IN THE MERGER ON DECEMBER 29, 2005 MEETING BETWEEN MR. FASSO AND MR. MOYES. WHEN AMENDING THIS DISCLOSURE, PLEASE ADDRESS THE NAMES OF MANAGEMENT CONSIDERED IN THESE DISCUSSIONS.

Ms. Celeste M. Murphy
June 19, 2006

The Company has revised page 20 of the Proxy Statement in response to the Staff’s comment. The Company supplementally advises the Staff that, other than Mr. Fasso, no members of management were discussed or considered individually.

37.
IN THE LAST PARAGRAPH OF THIS SECTION, YOU MENTION THE “IMPACT” OF LITIGATION. PLEASE REVISE TO DESCRIBE WHAT YOU BELIEVE THAT IMPACT TO BE. FURTHER, PLEASE SPECIFY TO WHICH LITIGATION YOU REFER, AS DESCRIBED IN THE LITIGATION SECTION.

The Company has revised page 20 of the Proxy Statement in response to the Staff’s comment.

38.	PLEASE DISCLOSE, IF KNOWN, THE AMOUNT OF DAMAGES SOUGHT IN EACH ACTION.

None of the actions specifies the amount of damages sought.

39.
WE NOTE THAT IT IS A CONDITION TO CLOSING THAT YOUR LITIGATION IS SETTLED WITHIN A CERTAIN PERIOD OF TIME AND BELOW A SPECIFIED AMOUNT. WE ALSO NOTE THAT YOU HAVE NOT DISCLOSED YOUR POLICY LIMITS IN THIS FILING, ALTHOUGH YOU HAVE DISCLOSED THE LIMITS IN YOUR 10-K. PLEASE PROVIDE ADDITIONAL DISCLOSURE THAT WOULD ALLOW YOUR INVESTORS TO GAUGE THE LIKELIHOOD THAT THIS CONDITION WILL BE MET. IN ADDITION, PLEASE DESCRIBE WHAT YOU WILL DO IF SETTLEMENT IS NOT REACHED (OR IS NOT REACHED IN A TIMELY FASHION).

The Company has revised pages 21-22 of the Proxy Statement in response to the Staff’s comment.

40.
EXPAND THE BULLETS IN THIS SECTION TO STATE HOW THE POINT SUPPORTS OR DOES NOT SUPPORT A FINDING OF FAIRNESS. IT IS INSUFFICIENT TO LIST FACTORS IN YOUR DECISION WITHOUT FULLY EXPLAINING THEIR SIGNIFICANCE.

The Company has revised pages 22-28 of the Proxy Statement in response to the Staff’s comment.

41.	GENERALLY, ALL OF THE FACTORS OUTLINED IN INSTRUCTION 2 TO ITEM 1014 ARE CONSIDERED RELEVANT IN ASSESSING THE FAIRNESS OF THE CONSIDERATION TO BE RECEIVED IN A GOING PRIVATE TRANSACTION.

Ms. Celeste M. Murphy
June 19, 2006

TO THE EXTENT ANY OF THE LISTED FACTORS WAS NOT DEEMED RELEVANT IN THE CONTEXT OF THIS TRANSACTION, OR WAS GIVEN LITTLE WEIGHT, THIS IN ITSELF MAY BE AN IMPORTANT PART OF THE DECISION-MAKING PROCESS THAT SHOULD BE EXPLAINED FOR STOCKHOLDER. SEE Q & A 20 IN SEC RELEASE NO. 34-17719 (APRIL 13, 1981). PLEASE EXPAND YOUR DISCLOSURE ACCORDINGLY.

We have discussed the factors on the following pages, as revised:

(i) Current market prices: page 23;

(ii) Historical market prices: page 23;

(iii) Net book value: pages 23 and 27;

(iv) Going concern value: pages 23 and 28;

(v) Liquidation value: page 28;

(vi)	Recent stock purchases by Central is not applicable because there have not been any in the past two years; and

(vii)  Fairness opinion of Morgan Keegan: pages 25 and 26.

42.	PLEASE MORE FULLY DESCRIBE THE “LACK OF COMPARABILITY WITH PEERS IN THIS INDUSTRY” AND THE “ARTIFICIAL NATURE OF CENTRAL’S STOCK AFTER NATL’S PROPOSAL WAS ANNOUNCED.”

The Company has revised pages 23 and 31-32 of the Proxy Statement in response to the Staff’s comment.

43.	SOME OF YOUR RISK FACTOR SECTIONS DISCUSS MULTIPLE RISKS THAT SHOULD BE DISCUSSED AS SEPARATE STANDALONE RISKS.

The Company has revised page 24 of the Proxy Statement in response to the Staff’s comments.

44.
WE NOTE THE FIRST THREE BULLETS. PLEASE SPECIFY THE RISKS POSED. YOUR CURRENT DISCLOSURE STATES MERELY THAT RISKS EXIST IN CERTAIN BROAD CATEGORIES, BUT DOES NOT IDENTIFY OR DISCUSS THE SPECIFIC RISKS OR THEIR IMPORTANCE.

Ms. Celeste M. Murphy
June 19, 2006

The Company has revised page 24 of the Proxy Statement in response to the Staff’s comments.

45.	WE NOTE THE SECOND AND THIRD BULLETS. PLEASE EXPAND YOUR DISCUSSION.

The Company has revised page 25 of the Proxy Statement in response to the Staff’s comments.

46.	PLEASE REVISE THE SECOND BULLET TO CLARIFY THAT THE MERGER MUST BE APPROVED BY A MAJORITY OF THE PUBLIC STOCKHOLDERS.

The Company has revised pages 25-26 of the Proxy Statement in response to the Staff’s comment.

47.
CLARIFY HOW THE SPECIAL COMMITTEE REACHED A CONCLUSION THAT THE TRANSACTION IS PROCEDURALLY FAIR IN THE ABSENCE OF THE PROCEDURAL SAFEGUARD SET FORTH IN ITEM 1014(D) OF REGULATION M-A. THIS COMMENT ALSO APPLIES TO THE AFFILIATES DISCUSSION OF PROCEDURAL FAIRNESS. IT IS NOT SUFFICIENT SIMPLY TO ACKNOWLEDGE THE LACK OF ONE OR MORE OF THE SPECIFIED PROCEDURAL SAFEGUARDS. IF ANY OF THESE SAFEGUARDS ARE NOT PROVIDED, THE DISCUSSION SHOULD INCLUDE A STATEMENT OF THE BASIS FOR THE BELIEF AS TO FAIRNESS DESPITE THE ABSENCE OF THESE SAFEGUARDS. PLEASE SEE Q&A 21 IN SEC RELEASE 34-17719 (APRIL 13, 1998).

By setting forth the procedural safeguards in place on pages 25-26 and then stating on page 26 that the Special Committee and Board did not believe that an unaffiliated representative was necessary, they have stated the basis of their belief as to fairness despite the absence of this safeguard. Accordingly, the Company does not believe that any clarification is necessary.

NATL and its affiliates believe that the Merger is procedurally fair despite the fact that the Special Committee did not retain an unaffiliated representative. NATL and its affiliates noted the procedural safeguards that the Board and the Special Committee put in place, including the Special Committee’s independence and the retention of independent legal counsel and financial advisors, and that the Board and the Special Committee did not believe an unaffiliated representative to be necessary.

Ms. Celeste M. Murphy
June 19, 2006

48.
FURTHER, YOUR DISCUSSION OF PROCEDURAL FAIRNESS SHOULD SPECIFICALLY ADDRESS WHETHER OR NOT THE RULE 13E-3 TRANSACTION WAS APPROVED BY A MAJORITY OF THE DIRECTORS OF THE SUBJECT COMPANY WHO ARE NOT EMPLOYEES OF THE SUBJECT COMPANY AND WHY YOU BELIEVE THE TRANSACTION IS PROCEDURALLY FAIR IN LIGHT OF THE PRESENCE OR ABSENCE OF THIS SAFEGUARD CONTEMPLATED IN ITEM 1014(E) OF REGULATION M-A. PLEASE REVISE ACCORDINGLY.

The Company revised page 25 of the Proxy Statement in response to the Staff’s comments.

49.
WE NOTE THAT THE MERGER CONSIDERATION OF $2.25 IS LESS THAN THE COMPANY’S BOOK VALUE PER SHARE AS OF DECEMBER 31, 2005. YOU STATE THAT “IT IS ESTIMATED THAT THE $2.25 WILL BE ABOVE CENTRAL’S BOOK VALUE PER SHARE AT THE TIME OF THE MERGER, BASED ON MANAGEMENT’S PROJECTIONS AND ANTICIPATED RESULTS FOR THE FIRST QUARTER OF 2006.” PLEASE EXPAND THIS DISCLOSURE TO STATE THE CURRENT BOOK VALUE PER SHARE AND EXPLAIN IN DETAIL THE BASIS FOR YOUR BELIEF THAT THE TRANSACTION IS FAIR DESPITE THE FACT THAT MERGER CONSIDERATION IS BELOW BOOK VALUE PER SHARE. HAVE MANAGEMENT’S PROJECTIONS COME TO REALIZE A BOOK VALUE PER SHARE ABOVE THE $2.25 MERGER CONSIDERATION? YOU ARE REQUIRED TO PROVIDE A REASONABLY DETAILED DISCUSSION OF MATERIAL FACTORS UNDERLYING YOUR BELIEF AS TO THE FAIRNESS OF THE TRANSACTION. THIS IS DESIGNED TO ASSIST SECURITY HOLDERS IN MAKING THEIR INVESTMENT DECISION BY PROVIDING THEM WITH INFORMATION, FROM THE MOST KNOWLEDGEABLE SOURCE, REGARDING THE TERMS AND EFFECT OF THE TRANSACTION IN RELATION TO THE BUSINESS AND PROSPECTS OF THE ISSUER. EACH FACTOR IN ITEM 1014 OF REGULATION M-A IS TO BE ADDRESSED. WHEN ANY OF THE SOURCES OF VALUE INDICATE A VALUE HIGHER THAN THE VALUE OF THE CONSIDERATION OFFERED TO UNAFFILIATED SECURITY HOLDERS, YOUR DISCUSSION SHOULD SPECIFICALLY ADDRESS SUCH DIFFERENCE AND SHOULD INCLUDE A STATEMENT FOR THE BASES OF THE BELIEF AS TO FAIRNESS IN LIGHT OF THE DIFFERENCE. PLEASE SEE Q&A 21 IN SEC RELEASE NO. 34-17719 (APRIL 13, 1981).

The Company has revised page 26 of the Proxy Statement in response to the Staff’s comment. We also note that, as stated in the “Reasons for the Merger” section on pages 22-28, the Company explains in detail the basis that the transaction is fair despite the fact

Ms. Celeste M. Murphy
June 19, 2006

that the merger consideration was below book value per share on the date of execution of the Merger Agreement, particularly since it is currently above book value per share.

50.	PLEASE EXPAND THE DISCLOSURE IN BULLETS FIVE AND SIX TO DESCRIBE THE BOARD’S CONSIDERATION AND ASSESSMENT OF THESE MATTERS.

The Company has revised pages 25-26 of the Proxy Statement in response to the Staff’s comment.

51.
PROVIDE THE BASIS FOR YOUR BELIEF THAT THE LIQUIDATION VALUE WOULD BE SIGNIFICANTLY LOWER THAN YOUR VALUE AS A GOING CONCERN. FURTHER, THE ABSENCE OF AN INTENTION TO LIQUIDATE IS NOT DETERMINATIVE OF WHETHER THE DISCUSSION SHOULD ADDRESS LIQUIDATION VALUES. PLEASE MORE FULLY EXPLAIN YOUR REASONS FOR NOT REQUESTING A LIQUIDATION VALUE ANALYSIS. STATE WHETHER MORGAN KEEGAN PERFORMED A LIQUIDATION VALUE ANALYSIS OTHER THAN INDEPENDENT OR REVIEWED ANY LIQUIDATION ANALYSIS PREPARED BY SOME OTHER PARTY OR PERSON. STATE WHETHER THE BOARD OR ANY OTHER PERSON DIRECT MORGAN KEEGAN NOT TO PERFORM SUCH ANALYSIS. TELL US IF ANY OTHER LIQUIDATION VALUE ANALYSES EXIST THAT COULD BE HELPFUL IN DETERMINING ITS VALUE AS COMPARE TO THAT OF THE $2.25 MERGER CONSIDERATION. REFER TO OUR COMMENTS ABOVE REGARDING THE LEVEL OF SPECIFICITY REQUIRED IN PROVIDING THIS DISCLOSURE.

The Company has revised page 28 of the Proxy Statement in response to the Staff’s comment.

52.
WE DO NOT FIND THE BOARD’S DETAILED DISCUSSION OF THE ITEM 1014 OF REGULATION M-A REQUIRED MATERIAL FACTORS TO BE CONSIDERED UPON WHICH THE FAIRNESS DETERMINATION WAS MADE, INCLUDING, CURRENT MARKET PRICES, HISTORICAL MARKET PRICES, NET BOOK VALUE, AND GOING CONCERN VALUE. PLEASE ADVISE.

See our response to Comment No. 41.

53.
WE NOTE YOUR STATEMENT THAT THE SPECIAL COMMITTEE AND THE BOARD RELIED ON THE ANALYSIS AND METHODOLOGIES USED BY MORGAN KEEGAN AS A WHOLE TO EVALUATE THE FAIRNESS OF THE MERGER CONSIDERATION FROM A FINANCIAL POINT OF VIEW. STATE WHETHER OR NOT THE BOARD ADOPTS THE ADVISOR’S DISCUSSION OF

Ms. Celeste M. Murphy
June 19, 2006

THE FACTORS. PLEASE SEE Q&A 20 IN SEC RELEASE NO. 34-17719 (APRIL 13, 1981).

The Company has revised page 28 of the Proxy Statement in response to the Staff’s comments. Supplementally, we note that Morgan Keegan did not analyze liquidation value so the Special Committee and the Board could not adopt its position with respect to this factor. The Company does not merely reference Morgan Keegan’s opinion as to fairness, but it discusses its views on the material factors. Accordingly, the Company believes it is appropriate to state that Morgan Keegan’s opinion contributed to the conclusion of fairness without simply adopting it as their own.

54.
PROVIDE US COPIES OF ANY ANALYSES, REPORTS, PRESENTATIONS OR SIMILAR MATERIALS PREPARED BY MORGAN KEEGAN IN CONNECTION WITH RENDERING ITS FAIRNESS OPINION. INCLUDE ANY WRITTEN DOCUMENTATION, INCLUDING DRAFTS, TALKING PAPERS, SUMMARIES, OUTLINES, ETC. FURNISHED IN CONNECTION WITH AN ORAL PRESENTATION TO THE BOARD. WE NOTE THE SUMMARY OF THE OPINION IN ANNEX B.

Please see Exhibit No. (c)(iii) filed with the 13E-3/A, containing the materials presented to the Special Committee at its meeting on January 5, 2006. Morgan Keegan has advised the Company that there are no other such materials.

55.
DISCLOSE ALL PROJECTIONS AND FINANCIAL FORECASTS THAT MANAGEMENT PROVIDED TO MORGAN KEEGAN, INCLUDING THE OLD PROJECTIONS THAT YOU PREVIOUSLY INCLUDED IN YOUR EARLIER FILINGS. CLEARLY DISCLOSE HOW AND BY WHOM THE FORECASTS WERE PREPARED. IN PARTICULAR, DISCLOSE THE EXTENT OF THE AFFILIATED PARTIES’ INVOLVEMENT IN THE PREPARATION. FURTHERMORE, DISCUSS THE BASIS FOR THE PROJECTIONS THAT WERE PROVIDED TO MORGAN KEEGAN.

The Company has revised page 29 of the Proxy Statement in response to the Staff’s comment. Supplementally, we note that the projections are set forth in Morgan Keegan’s materials filed as Exhibit No. (c)(ii) to the Schedule 13E-3 filed on April 17, 2006. The aggressive improvement initiatives used for the September 1, 2005 meeting were prepared by management for negotiation purposes and were intended to reflect the areas with the greatest potential for improvement. Furthermore, they do not reflect the actual overall performance of the Company’s business in the second half of 2005. For these reasons, the Company does not feel that these initiatives are material. Similarly, preliminary drafts of the Company’s projections ultimately used by Morgan Keegan in its

Ms. Celeste M. Murphy
June 19, 2006

analysis were reviewed by the Special Committee and Morgan Keegan prior to their completion. These preliminary drafts used some aggressive assumptions that were revised in light of the continuing deterioration of the Company’s business. The Company does not believe that these drafts are material either.

56.
PLEASE INCLUDE A COMPREHENSIVE TABLE AT THE BEGINNING OF THE FINANCIAL ADVISOR’S OPINION SECTION THAT COMPARES THE INSTANT TRANSACTION VALUES -- MULTIPLES, PERCENTAGES, PER SHARE OR DOLLAR VALUES -- WITH THE RANGE SUGGESTED BY EACH MATERIAL VALUATION METHODOLOGY EMPLOYED BY MORGAN KEEGAN IN REACHING ITS FAIRNESS CONCLUSION.

The Company has revised page 31 of the Proxy Statement in response to the Staff’s comment.

57.
PLEASE EXPAND YOUR SUMMARY OF MORGAN KEEGAN TO INCLUDE ALL OF THE INFORMATION REQUIRED BY ITEM 1015 OF REGULATION M-A. FOR EXAMPLE, YOUR DISCLOSURE SHOULD INCLUDE, AMONG OTHER THINGS, A SUMMARY OF THE INSTRUCTIONS GIVEN TO THE ADVISORS BY THE BOARD REGARDING THE PREPARATION OF THESE REPORTS AND A SUMMARY OF ANY LIMITATIONS IMPOSED BY THE BOARD OR ANY OTHER PERSON ON THE ADVISOR IN PREPARING ITS REPORT.

The Company has revised page 29 of the Proxy Statement in response to the Staff’s comment.

58.
PLEASE DISCLOSE THE CRITERIA MORGAN KEEGAN USED TO DETERMINE THE COMPARABLE COMPANIES. FOR EXAMPLE, DISCLOSE HOW THE SELECTED COMPANIES COMPARED WITH CENTRAL IN TERMS OF RATIO OF AGGREGATE VALUE, SIZE, ETC. TELL US WHETHER ANY ADDITIONAL COMPANIES FIT WITHIN THESE CRITERIA BUT WERE NOT ANALYZED, AND IF SO, WHY NOT. IN THAT REGARD, DISCLOSE THE STATISTICS MORGAN KEEGAN ANALYZED FOR COMPARISON PURPOSES WITH RESPECT TO THE COMPARABLE COMPANIES AND IF THESE STATISTICS HELPED DETERMINE WHICH COMPANIES WERE “COMPARABLE COMPANIES,” OR IF THESE STATISTICS WERE ANALYZED AFTER THE COMPARABLE COMPANIES WERE ALREADY IDENTIFIED.

The Company has revised page 31 of the Proxy Statement in response to the Staff’s comment.

Ms. Celeste M. Murphy
June 19, 2006

59.
EXPAND THE ANALYSIS OF WHY MORGAN KEEGAN BELIEVES THAT ANY MULTIPLES OF MARKET VALUE TO BOOK VALUE DERIVED FROM THE PEER GROUP SHOULD BE DISCOUNTED PRIOR TO BEING APPLIED TO CENTRAL’S CURRENT OR PROJECTED BOOK VALUE AND BY HOW MUCH AS A RESULT OF THE LEASING AGREEMENTS FOR TERMINALS.

The Company has revised page 32 of the Proxy Statement in response to the Staff’s comment. Supplementally, we note that the discussion of discounts has been deleted because it is less important now that book value has fallen below $2.25. In addition, there is no quantitative basis on which to calculate such discounts.

60.
SIMILARLY, WITH RESPECT TO THE SELECTION OF THE COMPARABLE TRANSACTIONS, DISCLOSE THE CRITERIA MORGAN KEEGAN USED TO DETERMINE THE COMPARABLE TRANSACTIONS TO BE USED FOR ANALYSIS. FOR EXAMPLE, DISCLOSE WHETHER THE COMPARABLE TRANSACTIONS CHOSEN WERE GOING-PRIVATE TRANSACTIONS, INVOLVED LEVERAGED BUYOUTS, OR SOMETHING ELSE. TELL US WHETHER ANY ADDITIONAL TRANSACTIONS FIT WITHIN THESE CRITERIA BUT WERE NOT ANALYZED, AND IF SO, WHY NOT.

The Company has revised page 32 of the Proxy Statement in response to the Staff’s comment. Supplementally, Morgan Keegan has advised the Company that no other transactions fit the criteria used.

61.	CLARIFY WHETHER THE “IMPLIED PER-SHARE EQUITY VALUE OF $6.22” FOUND BY MORGAN KEEGAN IS THE SAME AS A BOOK VALUE OF $6.22.

The implied per share equity value is not the same as book value. It uses multiples that are applied to book value to generate a valuation.

62.
EXPAND DISCLOSURE TO DETAIL MANAGEMENT’S PROJECTIONS REGARDING $2.25 TO “REPRESENT A SIGNIFICANT PREMIUM TO PROJECTED 2006 BOOK VALUE PER SHARE AS BOOK VALUE CONTINUES TO ERODE FOR THE FORESEEABLE FUTURE.” UPDATE THIS DISCLOSURE TO STATE WHETHER OR NOT THE PROJECTIONS OF MANAGEMENT RESULT IN THIS EFFECT. FURTHER, TELL US WHETHER MORGAN KEEGAN PLANS TO UPDATE THE ANALYSIS GIVEN THE RESULTS OF THE FIRST QUARTER OF 2006.

The Company has revised page 32 of the Proxy Statement in response to the Staff’s comment. Supplementally, we note that management’s projections are set forth in

Ms. Celeste M. Murphy
June 19, 2006

Morgan Keegan’s materials previously filed as Exhibit No. (c)(ii) to the Schedule 13E-3 on April 17, 2006. Morgan Keegan will not update its analysis unless requested to do so by the Special Committee. At this time, the Special Committee does not believe that will be necessary because it has continued to have operating losses since October 1, 2005, the date of the financials on which Morgan Keegan based its opinion, which further supports the conclusions of the Special Committee and the Board regarding the fairness of the merger consideration.

63.
SUPPORT THE STATEMENT THAT “MORGAN KEEGAN ALSO NOTED THAT IT IS NOT UNCOMMON FOR COMPANIES WITH OPERATING LOSSES TO BE SOLD FOR PURCHASE PRICES THAT ARE LESS THAN BOOK VALUE.” PROVIDE THE DETAILED BASIS WITH COMPARABLE TRANSACTIONS THAT SUPPORT THIS STATEMENT AND THE RANGE OF DISCOUNTS APPLIED.

The Company has revised page 32 of the Proxy Statement in response to the Staff’s comment.

64.
WE NOTE YOUR DISCLOSURE REGARDING THE VARIOUS VALUATION PROCEDURES THAT MORGAN KEEGAN USED IN ITS ANALYSIS. PLEASE REVISE TO PROVIDE ADDITIONAL DETAIL ON THE STEPS OF THE VALUATION ANALYSIS. FOR EXAMPLE, EXPLAIN WHY THE PARTICULAR MULTIPLES WERE CHOSEN, AS WELL AS WHY A PARTICULAR RANGE OF DISCOUNT RATES WERE APPLIED. PLEASE NOTE THAT THESE EXAMPLES ARE NOT INTENDED TO BE AN EXHAUSTIVE LIST.

The Company has revised page 32 of the Proxy Statement in response to the Staff’s comment.

65.
WE DO NOT FIND THESE FILING PERSONS’ DETAILED DISCUSSION OF THE ITEM 1014 OF REGULATION M-A REQUIRED MATERIAL FACTORS TO BE CONSIDERED UPON WHICH THE FAIRNESS DETERMINATION WAS MADE, INCLUDING, HISTORICAL MARKET PRICES, NET BOOK VALUE, LIQUIDATION VALUE AND GOING CONCERN VALUE. PLEASE ADVISE.

The Company has revised page 35 of the Proxy Statement in response to the Staff’s comment.

66.
PLEASE STATE WHETHER OR NOT THE RULE 13E-3 TRANSACTION WAS APPROVED BY A MAJORITY OF DIRECTORS OF THE SUBJECT COMPANY WHO ARE NOT EMPLOYEES OF THE SUBJECT COMPANY AND WHETHER OR NOT A MAJORITY OF DIRECTORS WHO ARE NOT EMPLOYEES OF THE

Ms. Celeste M. Murphy
June 19, 2006

SUBJECT COMPANY HAS RETAINED AN UNAFFILIATED REPRESENTATIVE TO ACT SOLELY ON THE BEHALF OF UNAFFILIATED SECURITY HOLDERS FOR PURPOSES OF NEGOTIATING THE TERMS OF THE RULE 13E-3 TRANSACTION AND/OR PREPARING A REPORT CONCERNING THE FAIRNESS OF THE TRANSACTION. SEE ITEMS 1014(D) AND (E) OF REGULATION M-A.

See our response to Comment No. 47.

67.
PROVIDE US COPIES OF ANY ANALYSES, REPORTS, PRESENTATIONS OR SIMILAR MATERIALS PREPARED BY THESE FILING PERSONS OR OTHERWISE IN CONNECTION WITH RENDERING ITS FAIRNESS DETERMINATION. INCLUDE ANY WRITTEN DOCUMENTATION, INCLUDING DRAFTS, TALKING PAPERS, SUMMARIES, OUTLINES, ETC. FURNISHED IN CONNECTION WITH ANY PRESENTATION TO THIS GROUP OF FILING PERSONS, EITHER COLLECTIVELY OR SINGULARLY.

The Company has been advised by NATL and its affiliates that there are no written analyses, reports, presentations or similar written materials.

68.	PLEASE DESCRIBE THESE AGREEMENTS AND THE BENEFITS THEY PROVIDE TO THE AFFILIATES IN REASONABLY DETAILED SUMMARY FORM.

We note your Comment No. 68. The terms of the Subscription Agreement and the Stockholders’ Agreement have not been fully negotiated. We will disclose the terms of these agreements once the terms have been agreed upon.

69.	REVISE TO DISCLOSE THE BASES FOR THE OPINIONS IN THIS SECTION. IF BASED ON AN OPINION OF COUNSEL, PLEASE REVISE TO STATE THAT COUNSEL HAS OPINED AND NAME COUNSEL.

Central respectfully submits that the disclosure under the caption U.S. Federal Income Tax Consequences of the Merger discloses the bases for the opinions in this section. The disclosure provides in relevant part that:

“[T]he discussion is based upon the Code, Treasury Regulations, and administrative and judicial interpretations, each as of the date of this Proxy Statement and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion.”

Ms. Celeste M. Murphy
June 19, 2006

The disclosure is not based on an opinion of counsel.

70.
WE NOTE THAT MR. MOYES EXPECTED TO CLOSE THE FINANCING TRANSACTION ON APRIL 30, 2006. PLEASE DESCRIBE THE DEAL. PLEASE UPDATE YOUR DISCLOSURE TO TELL US WHETHER THE DEAL HAS CLOSED AND, IF SO, FOR HOW MUCH.

The Company has revised page 39 of the Proxy Statement in response to the Staff’s comment.

71.	IF THE DEAL HAS NOT CLOSED, TELL US THE PERCENTAGE OF THE GOING-PRIVATE FUNDS THAT ARE EXPECTED TO COME FROM MR. MOYES’ DEAL. REFER TO ITEM 10 OF SCHEDULE 13E-3.

The Company has revised page 39 of the Proxy Statement in response to the Staff’s comment.

72.	PLEASE DISCLOSE THE SOURCE FOR THE REMAINDER OF FUNDS NEEDED TO COMPLETE THE MERGER. REFER TO ITEM 10 OF SCHEDULE 13E-3.

The Company has revised page 39 of the Proxy Statement in response to the Staff’s comment.

73.	DISCLOSE WHETHER OR NOT AN ALTERNATIVE FINANCING PLAN EXISTS.

The Company has revised page 39 of the Proxy Statement in response to the Staff’s comment.

74.
WE NOTE THAT THE TERMS OF YOUR OUTSTANDING OPTIONS WILL BE MODIFIED (SPECIFICALLY, THAT THE OPTIONS WILL VEST IMMEDIATELY). ACCORDINGLY PLEASE PROVIDE THE INFORMATION REQUIRED BY ITEM 12(F) OF SCHEDULE 14A.

The terms of the amendment of Mr. Fasso’s stock option have not been fully negotiated. We will disclose the terms once they have been agreed upon. The Company has revised pages 76-77 of the Proxy Statement in response to the Staff’s comment.

75.	PLEASE IDENTIFY THE FORM 10-K THAT WILL ACCOMPANY THIS PROXY STATEMENT AS THE FORM 10-K FOR THE FISCAL YEAR ENDED 2005. FURTHER, WE DO NOT SEE THE FORM 10-K LISTED ON THE EXHIBIT LIST, PLEASE ADVISE.

Ms. Celeste M. Murphy
June 19, 2006

The Company has revised pages 51 and 76-77 of the Proxy Statement in response to the Staff’s comment. Additionally we have listed the Form 10-K and Form 10-Q as exhibits to the 13E-3/A.

76.	WE NOTE ITEM (II). PLEASE DISCLOSE WHETHER THERE ARE CERTAIN QUALIFICATIONS THAT MUST BE MET IN ORDER TO SERVE AS A DIRECTOR.

The Company has revised page 62 of the Proxy Statement in response to the Staff’s comment.

77.	PLEASE NOTE THAT SEC HEADQUARTERS, AND THE ONLY PUBLIC REFERENCE ROOM, ARE LOCATED TO 100 F. ST N.E., WASHINGTON D.C. 20549.

The Company has revised page 77 of the Proxy Statement in response to the Staff’s comment.

78.
THE STAFF NOTES THE LIMITATION ON RELIANCE BY STOCKHOLDERS IN THE FAIRNESS OPINION PROVIDED BY MORGAN KEEGAN WHICH STATES, “THIS LETTER MAY NOT BE DISCLOSED OR OTHERWISE REFERRED TO WITHOUT YOUR PRIOR WRITTEN CONSENT IN EACH INSTANCE.” THE OPINION IS A PUBLICLY FILED DOCUMENT AND THEREFORE WE DO NOT BELIEVE THAT RELIANCE UPON THE DOCUMENT CAN BE RESTRICTED. IF YOU DISAGREE, PLEASE PROVIDE YOUR ANALYSIS.

Morgan Keegan has advised the Company that it does not disagree with this statement.

* * *

If you have any questions or comments during the week of June 19 concerning the matters discussed above, please call my partner, Craig Adoor, at (314) 345-6407.

Respectfully submitted,

                                                                        /s/ Jeffrey T. Haughey

Jeffrey T. Haughey

cc:	Mr. Daniel H. Morris, Securities and Exchange Commission
Mr. Cam Carruth, Chair of the Special Committee

Ms. Celeste M. Murphy
June 19, 2006

Mr. Robert Fasso, Central Freight Lines, Inc.
Mr. David J. Routh, Scudder Law Firm P.C., L.L.O.
Mr. John H.Grayson, Morgan Keegan & Company, Inc.
Mr. Stephen F. Arcano, Skadden, Arps, Slate, Meagher & Flom LLP